





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RHCA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5065 Westheimer, Suite 604
(No. and Street)

Houston (City) — Texas (State) — 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBH CPA's, PC
(Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 500 (Address) — Houston (City) — Texas (State) — 77072 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy K. Johnson   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
RHCA Securities, LLC   , as

of December 31   , 20 17   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer/FINOP

Title

SHANNON WILLIAM RAST
Notary Public, State of Texas
Comm. Expires 07-27-2021
Notary ID 131224520

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHCA Securities, LLC

TABLE OF CONTENTS
DECEMBER 31, 2017

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	**1**
FINANCIAL STATEMENTS	
Statement of Financial Condition	**2**
Statement of Operations and Changes in Member's Equity	**3**
Statement of Cash Flows	**4**
Notes to Financial Statements	**5**
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of Net Capital Under SEC Rule 15c3-1	**8**
Schedule II – Information Relating to the Possession or Control Requirements under Rule 15c3-3	**9**
ADDITIONAL REPORTS AND RELATED INFORMATION	
Report of Independent Registered Public Accounting Firm on the Exemption from SEC Rule 15c3-3 Report	**10**
Exemption Report	**11**



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managers of
RHCA Securities, LLC
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RHCA Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RHCA Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RHCA Securities, LLC's management. Our responsibility is to express an opinion on RHCA Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RHCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Information Relating to the Possession or Control Requirements Under SEC Rule 15c2-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of RHCA Securities, LLC's financial statements. The supplemental information is the responsibility of RHCA Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, RHCA Securities, LLC is fairly stated, in all material respects, in relation to the financial statements as a whole.

GBH CPAs, PC

We have served as RHCA Securities, LLC's auditor since 2015.

GBH CPAs, PC
Houston, Texas
February 28, 2018

P 713-482-0000 | GBH CPAs, PC

F 713-482-0099 | 6002 Rogerdale Road, Suite 300

W gbhcpas.com | Houston, Texas 77072



A member of Kreston International | A global network of independent accounting firms

RHCA Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash	$	30,285
Accounts receivable		110,250
Prepaid expenses		14,588
Total assets	$	155,123

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	3,150
Total liabilities		3,150
Member's equity		151,973
Total liabilities and member's equity	$	155,123

The accompanying notes are an integral part of these financial statements.

RHCA Securities, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Transaction fee	$	1,300,000
Total Revenue		1,300,000
EXPENSES		
Professional fees		62,300
General and administrative		15,743
Total Expenses		78,043
Net income before state income tax		1,221,957
State income tax		2,250
NET INCOME		1,219,707
MEMBER'S EQUITY		
Member's equity as of December 31, 2016		135,286
Member contributions		7,680
Member distributions		(1,210,700)
Member's equity as of December 31, 2017	$	151,973

The accompanying notes are an integral part of these financial statements.

RHCA Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,219,707
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses		(10,438)
Increase in accounts payable		1,027
Net cash provided by operating activities		1,210,296

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions		7,680
Member distributions		(1,210,700)
Cash used in financing activities		(1,203,020)

NET INCREASE IN CASH		7,276
Cash at beginning of year		23,009
Cash at end of year	$	30,285

SUPPLEMENTAL DISCLOSURES

Income taxes paid	$	-
Interest paid	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

RHCA Securities, LLC (the "Company') was formed as a Limited Liability Company in Texas in 2014. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Houston, Texas. The Company is a wholly-owned subsidiary of Rock House Capital Advisors, LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged to provide merger, acquisition, divestiture and advisory services to emerging growth and middle market companies. The Company will also provide assistance in raising debt and equity capital through the private placement of securities.

Revenue Recognition
Transaction fees resulting from investment banking activities are recorded at closing of the transaction. Subsequent contingent fees are recorded upon the occurrence of specified milestone events related to the original transaction and the income is reasonably determinable.

Cash
Cash, for purposes of the statement of cash flows, includes cash in a bank checking account.

Accounts Receivable
In the opinion of management, no material losses will be realized in the collection of receivables and, therefore, no allowance for doubtful receivables has been provided. The Company has recorded a receivable of $110,250 as of December 31, 2017 related to the transaction fee for a transaction completed in October 2016 as this is the amount that has been received so far from the customer. The Company is in dispute with the customer and believes that an additional $110,250 is due under the agreement. The Company has not recorded this amount as of December 31, 2017 and will record additional revenue for any additional amount received from the customer after the dispute has been resolved. The receipt from the customer for the receivable has not yet been deposited to a bank due to the dispute. Accordingly, the $110,250 recorded as a receivable is still accounted for as outstanding at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Cash, prepaid expenses and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Taxes
The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the Parent and are included in the Parent's members' personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal

obligation of the individual members of the parent. The Company is subject to state income tax. The Company provided $2,250 for estimated Texas margin taxes for the year ended December 31, 2017.

Subsequent Events

The Company has evaluated all transactions from December 31, 2017 through the financial statement issuance date for subsequent event disclosure consideration.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $27,135 which was $22,135 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1 at December 31, 2017.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

During the year ended December 31, 2017, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **CONCENTRATION OF CREDIT RISK**

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. **CONTINGENCIES**

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. **RELATED PARTY TRANSACTIONS**

The Parent provided Chief Compliance Officer services to the Company totaling $2,500 in 2017. The Parent also provided certain office and administrative services to the Company. In return, the Company pays the Parent a monthly common sharing cost allocation fee. For the year ended December 31, 2017, the Company incurred allocation fees from the Parent of approximately $9,432, which was reflected in general and administrative expenses in the accompanying statement of operations and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

8. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

RHCA SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
AS OF DECEMBER 31, 2017

NET CAPITAL				
Total member's equity qualified for net capital			$	151,973
Less nonallowable assets:				
Accounts receivable	$	110,250		
Prepaid expenses		14,588		
		124,838		
Other deductions / charges		-		124,838
Net capital			$	27,135
AGGREGATE INDEBTEDNESS			$	3,150
NET CAPITAL REQUIREMENT				5,000
Minimum dollar net capital requirement of reporting broker or dealer			$	5,000
Net capital in excess of required minimum			$	22,135
Excess net capital at 1000% (net capital less than the greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement)			$	21,135
Ratio of aggregate indebtedness to net capital				0.12 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)			$	30,286
Audit adjustments subsequently recorded:				
Accrued SIPC Assessment	$	(900)		
Accrued state income tax		(2,250)		
Rounding		(1)		(3,151)
Net capital per the preceding			$	27,135

8

RHCA Securities, LLC

SCHEDULE II
INFORMATION RELATED TO THE POSSESS OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.

As of and for the year ended December 31, 2017, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
RHCA Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report – Management Assertions regarding RHCA Securities, LLC, in which (1) RHCA Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which RHCA Securities, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) RHCA Securities, LLC stated that RHCA Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RHCA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RHCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBH CPAs, PC

GBH CPAs, PC
Houston, Texas
February 28, 2018

P 713-482-0000 | GBH CPAs, PC

F 713-482-0099 | 6002 Rogerdale Road, Suite 300

W gbhcpas.com | Houston, Texas 77072



A member of Kreston International | A global network of independent accounting firms

RHCA Securities' Exemption Report

RHCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. RHCA Securities, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2017.

2. RHCA Securities, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

RHCA Securities, LLC

I, Kristy Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Chief Financial Officer
Title

February 28, 2018



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Member and Managers of RHCA Securities, LLC
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by RHCA Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of RHCA Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating RHCA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RHCA Securities, LLC's management is responsible for RHCA Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GBH CPAs, PC

GBH CPAs, PC
Houston, Texas
February 28, 2018

P 713-482-0000 | GBH CPAs, PC

F 713-482-0099 | 6002 Rogerdale Road, Suite 300

W gbhcpas.com | Houston, Texas 77072

 KRESTON

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SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35 REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2667*********************MIXED AADC 220
69439 FINRA DEC
RHCA SECURITIES LLC
5065 WESTHEIMER RD STE 604
HOUSTON, TX 77056-5655

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2)		$ 1,950
B. Less payment made with SIPC-6 filed (exclude interest) 7-24-17 Date Paid		(1,050)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		900
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 900
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 900	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RHCA Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the ___ day of ___________, 20___

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,300,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,300,000
2e. General Assessment @ .0015	$ 1,950

(to page 1, line 2.A.)

2